Exhibit 99.1

February 16, 2018

Nova Scotia Securities Commission	Securities Commissions of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commissions

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

Superintendent of Securities, Northwest Territories	Superintendent of Securities, Yukon Territory

Superintendent of Securities, Nunavut	The Toronto Stock Exchange

Securities and Exchange Commission

Philippine Stock Exchange, Inc.

Philippine Securities and Exchange Commission

RE: Sun Life Financial Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 9, 2018

Record date for notice:	March 19, 2018

Record date for voting:	March 19, 2018

Beneficial ownership determination date:	March 19, 2018

Securities entitled to notice:	Common

Securities entitled to vote:	Common

Issuer mailing directly to non-objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	Yes

Issuer using notice-and-access for non-registered investors:	Yes

Notice-and-access stratification criteria:	No

Sincerely,

/ s / “Larry Calixtro”

Larry Calixtro

Associate Manager, Trust Central Services